HESKETT & HESKETT
ATTORNEYS AT LAW

JOHN HESKETT	501 SOUTH JOHNSTONE, SUITE 501	TELEPHONE (918) 336-1773
ZACHARY HYDEN	BARTLESVILLE, OKLAHOMA 74003	FACSIMILE (918) 336-3152
-------------------------------------------		Email: info@hesklaw.com
JACK HESKETT (1932 - 2005)
BILL HESKETT (1933 - 1993)

February 21, 2014

Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:

New Dimensions Holdings, Inc.

Registration Statement on Form 10-12G/A

Filed February 7, 2014

File No. 000-55102

Dear Assistant Director Spirgel:

Following please find our response to your comments detailed in your correspondence dated February 14, 2014, in reference to the Company named above.

Balance Sheets as of September 30, 2013 and December 31, 2012, page 23

1.

We note that your response to comment 12.  It is not clear to us how you have arrived at 13,933,438 common shares outstanding as of September 30, 2013.  We note that on page 35 you state that “the Company authorized a 3 to 1 reverse stock split,” and in your response you state that the 10,000,000 shares were subject to 1:3 reverse split. Please clarify and provide us with your statement of stockholders’ equity before and after the August 2013, 3:1 reverse split and explain how you reflected the split retroactively.

RESPONSE:

We revised the Statement of Stockholders’ equity to accurately reflect the 3 to 1 reverse stock split. This revision is intended to address the 10,000,000 shares that were subject to the 3 to 1 reverse split and the subsequent issuance of an additional 10,000,000 shares following the reverse split.

The Company’s accountant reviewed the information and prepared the enclosed change to correct the deficiency which you noted.  Please advise if this change is acceptable following your review.  We will thereafter file a Second Amended Registration Statement upon receipt of your additional comments.

Very truly yours,

/s/   John Heskett

John Heskett

JFH:dc